6/14

04030655

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Slovnaft

*CURRENT ADDRESS

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3721 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/14/04

12-31-03
AR/S



Slovnaft

Table of Contents

Letter from the Chairman of the Board of Directors



Slavomír Hatina
Chairman of the Board of Directors

Dear Shareholders,

2003 was a key year for the Slovnaft Group, a year of implementation of crucial organizational changes at both the parent company and its main subsidiaries. At the same time, it has been another year of good results. In spite of tougher competition, the Company confirmed again that it is able to deliver consistently high performance under any conditions.

The management coped well with production and marketing tasks and kept to its timetable for those significant investment activities that are key to success in the years to come. I am very proud of this achievement, especially when taking into account the complexity of the preparatory period for the transition to fully integrated operations with MOL Hungarian Oil and Gas (MOL), which became a reality as of January 2004. Let me use this opportunity to briefly describe the operational framework and most important results achieved in the last year.

We have reached a new stage in our development

In 2003 our strategic partnership with MOL deepened further after MOL became a majority shareholder in March. Once the mandatory takeover bid was finalized at the beginning of 2004, MOL increased its share in Slovnaft to 98.4 %.

Slovnaft and MOL now work within an integrated organizational structure under an integrated governing body. Savings from the synergy effects, efficiency improvements and an upgrade of processes amounted to SKK 1.67 billion.

The new structure will allow us to achieve further synergies, enhance competitiveness and optimise our activities at Group level. With this integration we are embarking on a period of building a really strong and competitive Central-European company, integrating two national leaders into a group that is well positioned to benefit from further growth in the region. Furthermore, this is a step in the right direction towards achieving the position of a strong regional multinational player.

Favourable effects of the external environment dominated

The external environment, mainly the development of the crude oil price, motor fuel crack spreads, and exchange rates influenced considerably and contradictorily the financial results of the Slovnaft Group, as was the case in 2002. Analyst expectations of low crude oil prices did not come true and these remained at relatively high levels throughout the year. The average price of reference Brent crude was 15.2 % higher compared to 2002 levels, boosted by OPEC's reductions in production quotas, low inventories in the US and persistent tension in Iraq.

Crack spreads developed favourably for refineries and had a positive impact of SKK 3.12 billion compared to 2002. However, the external environment did not reward each Group segment. The petrochemicals division was most negatively impacted. The integration of Slovnaft's and TVK's petrochemical activities in Tiszaújváros into the MOL Group will allow us to react to developments of this kind in a more flexible fashion in the future. As regards the exchange rate, the strengthening of the national currency continued in 2003 with the Slovak crown breaking records in Q4.

This negatively impacted operational performance of the Slovnaft Group by SKK 1.77 billion as the majority of the refining products are denominated in USD. While the SKK / EUR exchange rate fluctuated in a relatively narrow range, towards the year-end, the SKK / USD exchange rate was 18 % lower compared to January 2003.

An increase in excise duties, higher electricity and natural gas prices also negatively impacted the Company's results.

Profits hit by planned shutdowns and extraordinary provisions

Operating profit of the Slovnaft Group in 2003 amounted to SKK 2,832 million, representing a drop of approximately 4 % year-on-year. In addition to the planned restructuring, operating results were negatively impacted by extraordinary items amounting to a total of SKK 1.09 billion.

This is mainly due to the creation of the Apollo Oil litigation provision, a provision for a tax penalty related to Slovnaft Trade operations, and a restructuring provision relating to restructuring costs of Slovnaft MaO. Due to the lower operating profit as a result of extraordinary items and practically the same depreciation, the EBITDA indicator decreased slightly to SKK 6.41 billion compared to 2002.

Best year ever in motor fuel sales

Despite large-scale Turnaround and Inspection (T&I) of key production units and having processed a practically equal amount of crude oil as in the previous year, we increased production of motor gasoline by 28 thousand tons year-on-year and motor diesel by 10 thousand tons. At the same time, we launched a complex Profit Improvement Project (PIP) designed to improve refining efficiency with the objective of increasing profit by USD 0.4 per processed barrel of crude oil within two years. Plant closures in the petrochemicals segment resulted in lower production of polyethylene by 6.6 % year-on-year and polypropylene by 3.2 %. While sales of petrochemical products dropped due to the unfavourable external environment, we crossed the "magic" 4 million ton threshold in sales of motor fuels resulting in a 1.7 % year-on-year increase in revenues from refinery products.

With a 65% share of export sales as a percentage of total sales, Slovnaft remains an export-oriented company. The Czech Republic and Poland remain the most important export markets. In sales of motor fuels to the Polish market, Slovnaft maintained its leading position among active importers to this market. The MOL Group strengthened its position in the Austrian market mainly as the result of a new depot launch in Korneuburg supplied by Slovnaft and MOL. Thanks to our ability to react swiftly to changing customer demand for supplies of ultra low sulphur content motor fuels, we were also successful in strengthening our position in the German market.

Successful retailing

In 2003, Slovnaft strengthened its leading position in the domestic market for motor fuels, mainly as the result of a new sales policy. In addition to the sales increase in volume terms, the average throughput per service station improved by 11.2 % indicating that Slovnaft re-captured sales volumes back from its main competitors. In line with the adopted strategy of large-scale investment, Slovnaft continued with its programme aimed at modernization and reconstruction of the service station network, which affected 77 service stations in 2003. After two years, the programme has produced improvements in both the appearance of the service stations and the level of provided services. In Slovakia, we also continued with the rationalization of our service station network, and have hence started 2004 with 303 service stations, 16 fewer than a year ago. On the other hand, in Poland and the Czech Republic, we expanded our network and are eager to continue this trend going forward. After the successful commissioning of the Tempo Plus branded fuels in 2003, we entered into another new market segment with the launch of ECO+ branded motor gas. We remain committed to the success of the Slovnaft brand. This logo now represents an umbrella for the whole northern region of the MOL Group operations, encompassing the Czech Republic and Poland in addition to Slovakia.

Leadership: Integrated Quality Management System

I would like to highlight the fact that Slovnaft became the first oil company in Central Europe with an integrated quality, environment and safety management system certified pursuant to the norms ISO 14001 and ISO 9001:2000 and specification OHSAS 18001.

Ongoing restructuring

In 2003, the Slovnaft Group made further progress with the rationalization of its activities, the redesign of management processes and portfolio restructuring aimed at an efficiency improvement and an increase in shareholder value. In this period we could not avoid headcount reduction. However, we offered the best possible conditions to employees that were made redundant, including not only above-standard severance pay but also a broad offer of vocational, psychological and ethical counselling.

Main objectives for 2004

The Slovnaft Group plans to continue building on its strong position in 2004, maintaining its leading position in the area of crude oil processing, sales of motor fuels and petrochemicals. We also plan to further improve operational performance.

2004 will be a two-tier integration year. On May 1, Slovakia will become an EU member state while Slovnaft became part of the integrated organization of the MOL Group in January. Slovnaft's integration into the MOL Group means a move into the highest European "league". Our ambition within the MOL Group is to become the most dynamic, recognized and respected integrated multinational oil group in Central Europe.

I am convinced that there is potential for obtaining even better results by delivering in all areas of our strategy in the coming year.

On behalf of the Board of Directors, I would like to thank our customers for their trust and partnership. I would like to thank all employees for their hard work owing to which we achieved good results in 2003. Quality human capital is exactly the key to sustainable success.



Slavomír Hatina
Chairman of the Board
of Directors

Refining and Marketing

Summary

In 2003, Slovnaft processed 5.5 mln tons of crude oil, which was purchased and supplied from Russia through the Druzhba crude oil pipeline. With the objective of fully utilising available processing capacities, Slovnaft purchased and processed a further 426 kt of other feedstock. In spite of planned closures of key production units, which were implemented for the first time since the Environmental Fuel Project Apollo (EFPA) start-up in 2000, we achieved a record level of production of motor fuels in the history of the company.





On the marketing side, we recorded very good results in both domestic and export sales despite strengthening competition, mainly in the area of motor gasoline sales.

In 2003, Slovnaft operated retail service stations in the Slovak Republic, Czech Republic, Poland and Ukraine. The Company faced heavy competition in the retail fuel market. The consolidation process of retail networks continued in 2003. Multinational players were integrating smaller chains into their networks through acquisitions. The expectation is that this tendency, driven as well by tighter environmental obligations imposed by the EU, will continue and that Slovnaft will compete with fewer but more powerful players in the market.

Key achievements

Refining

To eliminate negative impacts from planned plant closures, we took some internal measures within Supply Chain Management (SCM) with the aim of meeting increased market demand mostly targeted at production of motor fuels with ultra-low sulphur content. We optimized the stock level during the closures of main production units using synergies with MOL and TVK through harmonization of turnaround maintenance and semi-finished product transfers.

We started moving towards the expected EU requirements for production of motor fuels, with ultra-low sulphur content representing 10 % of total motor diesel production in 2003. A new production unit for middle distillates hydro desulphurisation (HDS 7) is under construction with a planned start-up at the end of 2004 to ensure motor diesel production is in compliance with EU requirements in 2005.

As part of our efforts to improve operational efficiency, we introduced several internal measures to reduce the consumption of natural gas and electricity, as well as catalysts and utilities resulting in significant cost savings. A substantial contribution is expected from refinery PIP, which is targeted at process improvements with the benefit of at least USD 0.4 /bbl of processed crude oil. As part of this project (with consultant company UOP as a partner), actions for profit maximization were proposed and some of them already started in 2003, bringing benefits in the form of increased yields, decreased production losses as well as optimization of capacity utilization of main production units.

The implementation process of a new maintenance strategy continued during the year with the employment of the Zero Based Budgeting (ZBB) method for maintenance cost planning as the first significant development.

The production of lubricants was transferred to MOL during the year in order to reduce production costs and achieve higher efficiency at Group level.

Marketing

During 2003, Slovnaft maintained its leading position in the domestic market for motor fuels, thanks mostly to the successfully implemented new sales policy. Sales of motor gasoline and motor die-


Slovnaft

sel increased significantly compared to the previous year and our market share improved by 4 % for gasoline and by 1 % for diesel. The majority of trading with strategic partners, such as multinational companies and Slovak Railways, is based on long-term framework contracts. We remain an export-oriented company with a 70% share of export sales in volume terms as part of total product sales. Traditionally, the most important market has been the Czech Republic where we enjoy an advantage of a very good pipeline connection. The office of our subsidiary Slovnaft CR has been moved from Brno to Prague in order to increase our market presence in the Czech market and get closer to our customers. Based on the activity of our subsidiary Slovnaft Polska, we have strengthened our leading import position in sales of motor fuels in the Polish market.

We have managed to stabilize our position in the Austrian market by opening a new MOL Group depot in Korneuburg in September, which is served by Slovnaft and MOL refineries. Considering the fact that we were able to react swiftly to changing customer demand for deliveries of motor fuels with ultra-low sulphur content, our position in the German market has been stabilized as well. Despite the difficulties in shipping products to Austria and Germany due to the low water level of the Danube, we were able to solve this problem by optimizing supplies by railway.

We also entered the LPG market, where a dynamic growth of consumption was recorded. We invested in filling equipment at terminals and fuel stations to come as close as possible to the end-users. We expect an important increase of high-quality LPG consumption in coming years, not only from motorists.

Retail

To meet market challenges and customer demand in the retail business, Slovnaft took several actions in 2003, aimed at a continuous improvement in operational performance and the quality of services delivered.

The implementation of the retail strategy helped the Company to not only maintain but also strengthen its leading position in the Slovak fuel retail market.

The cornerstone of this strategy was the Network Reconstruction Program, which was launched in 2002. 77 service stations participated in the program in 2003 (total and partial reconstructions, re-brandings, shop reconstructions, HSEQ-related upgrades, etc). After 2 years of heavy investment and efforts to improve the image of the network, the impact is visible both in the appearance and the service level of the network which resulted in a 8% increase in shop sales in 2003. The main driver of this action is profitability improvement; as a part of the network rationalization, more



service stations were closed (18) in 2003 than newly opened (2). At the end of 2003 the Company operated 303 service stations in Slovakia of which 5 stations were temporarily closed for refurbishment.

Slovnaft outperformed the market growth in the fuel sales area. With fewer service stations in operation, the sales volume increased by 4.5 % compared to 2002. In comparison to 2002 gasoline sales increased by 2.4 % and motor diesel sales by 7.3 %. The average throughput per service station improvement exceeded 11.2 % compared to 2002 results.

In 2003, the MOL Slovensko retail network of 17 stations was fully integrated into the retail chain of Slovnaft. The re-branding of the service stations to Slovnaft colours had a positive impact on sales, which increased by more than 25 % compared to 2002. With the objective of widening the product range, Slovnaft entered the retail LPG market and introduced LPG at 21 selected service stations. An additional 40 service stations will offer LPG in the near future.

Slovnaft actively supported its sales with marketing campaigns and sales promotions to keep pace with major competitors. Slovnaft modernized and re-launched its loyalty program BONUS attracting several thousand new BONUS cardholders in 2003.

Great attention was paid to the standardization of the image and the quality of network services through staff training, "mystery" shopping, etc. The long-term objective is to ensure the same high quality service for our customers at all service stations.

In the Czech Republic, the Company operated 42 service stations at the end of 2003. The current network is located in the Moravia and Silesia region, but our strategy is to extend it to the whole Czech Republic to reach full coverage of the country. As a first step to support the implementation of the strategy, the head-office was moved to Prague from Brno, and high quality management and staff were selected to meet the challenges of this highly competitive market.

The Company also started a significant improvement program to bring the current network and operations to a better quality level. In 2003, 2 service stations were acquired in areas where there were previously no Slovnaft stations.

In Poland the company also strengthened its presence in the retail market, in the Southern part of the country. As a result of the network expansion program, the Company opened 9 service stations in 2003, and ended the year with 13 service stations in operation, 6 of which were its own property and 7 were operated under a franchise agreement using the Slovnaft brand.

The efforts of the new retail management are also visible in the sales performance of our 4 existing stations, which improved by 30% compared to 2002. Further extension of the network and quality improvement of the existing stations is the objective for the near future.

Slovnaft cooperated closely with the newly created MOL Group Retail Organization in 2003. The target is to use synergies and "best practice" gained at Group level to introduce improved products, services and processes at Slovnaft Retail operations. Slovnaft Retail is fully dedicated to covering the North Region of the MOL Group retail network and providing modern and competitive retail services to all customers at Slovnaft branded service stations.

Outlook

In 2004, we will focus on fuel quality improvement through implementation of HDS 7 at the end of the year to meet European Union 2005 requirements. We will also continue working on further efficiency improvement of processes through common optimisation of refineries within MOL Group.

In Retail the Slovnaft Group will continue with the restructuring of the domestic network and focus on regional expansion in the Czech Republic and Poland.

We also intend to further increase the efficiency of the domestic retail network through the implementation of the new information system, which will be installed in the coming years.


SS share on the retail market
39,1 %
25,7 %
35,1 %
Slovnaft
Multinational co.
Others


Fuel sales structure
0,2 %
59,6 %
40,2 %
Gasoline
Diesel
ECO+Autogas


Ak ste chy3, hrajte o 3!
Slovnaft
Život je pohyb
TEMPO PLUS

Petrochemicals

Summary

The Petrochemical segment of the Slovnaft Group, now a part of the MOL Group Petrochemical Division, is continuously growing and becoming a leading player in the Central European polyethylene and polypropylene market. The produced polymers are delivered via an integrated sales channel mainly to end-users in the domestic and European export markets.

Slovnaft has significant petrochemical capacity, an area where refining and olefin/polyolefin production operate in an integrated manner. The harmonization of production and development took place in order to improve efficiency and exploit synergies with the MOL Group. Optimization at Group level contributes to feedstock supply flexibility, which helps to counterbalance seasonality.

Key achievements

In 2003 regional economic growth was still lagging behind previous levels but a gradual recovery started at the end of 2003. Lower economic growth rates


Naphtha quoted price (USD/t)
350
300
250
200
150
I II III IV V VI VII VIII IX X XI XII
2002
2003


Quoted prices LDPE, PP (EUR/t)
950
900
850
800
750
700
650
600
550
500
I II III IV V VI VII VIII IX X XI XII
LDPE 2002
PP 2002
LDPE 2003
PP 2003


60
100
40
20
0
160
RUEGER
13 TI 3002

resulted in lower demand growth and lower profitability. In order to minimize the negative impact of external factors, the management continued to apply efficiency improvement measures, strict cost control and further utilization of synergies coming from close cooperation within the MOL Group.

In 2003, the performance of the petrochemical segment of Slovnaft Group was lower due to the unfavourable external environment, e.g. relatively high prices of petrochemical feedstock (derived from quoted prices of refinery products) and the weak trend in petrochemical product prices.

The drop in polyethylene and polypropylene sales volumes compared to 2002 resulted from the regular 3-year maintenance cycle of key production units undertaken in 2003.

The Petrochemical segment utilised 499 kt of naphtha, 145 kt of light hydrocarbons and produced and transferred 263 kt of steam cracking by-products back to the refinery. The steam cracker produced 192 kt of ethylene and 83 kt of propylene. Capacity utilization was lower than in 2002 because of planned (Q2 2003) and unplanned (at the end of the year) closures of the steam cracker in Bratislava.

Despite weak polymer demand, the segment sold 230 kt of polymers in 2003, which is practically the same amount as in the previous year. The market share was 59 % of the Slovak market. The system of Single Sales Channel Management in petrochemical products in Germany, Italy and Poland was successfully implemented with the aim to shift deliveries to end-users and improve price levels and sales efficiency.

In line with the strategy developed in 2002 and based on the favourable outlook for market demand growth in the region, the MOL Group decided to strengthen its petrochemical business to reach European scale by implementing a far-reaching strategic development plan. The main Slovnaft's project is the construction of a new Polypropylene Plant (capacity 255 kt pa, Dow Chemicals /Unipol™/ technology) with the aim of utilizing free propylene sources of MOL Group, improving the quality of PP production, extending PP product range, increasing PP market share and replacing existing units PP 1 and 2. The implementation of the project is on schedule for accelerated start-up in Q2 2005 and within the EUR 135 million budget.


H2SO4

Outlook

It is expected that the gradual economic recovery will continue and slowly accelerate in 2004. Due to this fact, we expect increasing demand for plastic products, growing integrated margins and higher EBIT. We also devised pre-marketing actions to reach prospective customers for new PP product volumes so as to be prepared for the new capacity coming on line.



HSE Management

Slovnaft is the first major oil and petrochemical company in Central Europe to achieve Integrated Management System certification in accordance with Occupational Health and Safety specification (BSI OHSAS 18001), Environmental management system standard (ISO 14001) and Quality management system standard (ISO 9001:2000). The certification audit was successfully completed by the registration audit in September 2003.

Building and certification of the Integrated Management System meant substantial change to previous quality and environment management systems in Slovnaft. The changes resulted from a major revision of standard ISO 9001 and from a need to set up and certify the safety management system according to the OHSAS 18001 specification. The auditors inspected the functionality of the quality management system, the environmental management system and the safety management system at the Production and Marketing division, Procurement and Warehousing unit and other relevant units.

Within the scope of the Slovnaft - MOL integration process, Slovnaft HSE departments took the necessary steps to prepare for working within the Group level integrated HSE organisational structure from the beginning of 2004. Synergies arising from joint operation will be realised within the framework of an integrated organisation under joint management.



Communication with stakeholders

In accordance with our commitment to share information and openly communicate about our HSE management framework and the impact of our activities, products and services, we have developed a tradition of organising an HSE Week, where we present our performance in the HSE field to selected representatives of state authorities, local communities and other stakeholders. During the HSE Week, we organised a Hydraulic Groundwater Protection Day, presenting 30 years of continuous operation of this protection and remediation system. Another communication channel that we use to inform the public is a printed version of the HSE Report. With the publication of the HSE Report 2002 we maintain our commitment to publishing HSE Reports on an annual basis. All relevant HSE information can be found in these reports, as well as on our corporate web page www.slovnaft.sk.

Safety

We continuously decreased LTIF (number of work injuries per one million worked hours) from 1998 until 2002. In 2003 LTIF increased to 1.4 mainly due to a reduction in the hours worked resulting from workforce reductions and a slight increase in the number of injuries. We recorded a total of 8 injuries in 2003 compared to 6 in 2002. We are proud to report, that in 2003 we did not record any fatal accidents, neither to employees, nor to contractors.

In 2003 we registered 9 cases of fire compared to 12 in 2002. This was the first year when an external provider provided emergency fire services.

In our investigation of extraordinary events, we have been using "root cause" analysis to identify active and latent failures contributing to an incident or accident.

Environment

Slovnaft respects and cares for the environment in the countries in which it operates. Therefore we not only aim for compliance with forthcoming legislation, but also focus our effort on the effects of our past activities.

For this reason we created an environmental provision amounting to approximately SKK 0.4 billion in 2003 for the restoration of sites contaminated by the Logistics and Retail operations.

One part of the provision will be used for the implementation of project SAGAL (Soil and Groundwater Contamination Assessment of Logistics sites), devised for an Environmental Site Assessment and elaboration of Risk Analyses. This stage was completed in the first half of 2003, when we discussed Risk Analyses of Logistics sites with relevant state authorities. These analyses will serve as a basis for further steps in cost-effective restoration of sites, covered by the SIMPLE project (Sagal IMPLEmentation), meaning the implementation of the SAGAL project.

Another part of the provision will be released for remediation of retail sites. In 2003 an environmental provision amounting to SKK 40m was released for soil and groundwater remediation at Retail service stations that were being decommissioned.

In line with our efforts to cost-effectively manage environmental impacts, we started working on projects to upgrade our incinerator. A feasibility study will give options for managing the waste incinerator's legal compliance and waste water treatment plant outsourcing.



Product development

Construction of the HRP 7 project (Gas Oil Deep Hydrodesulphurisation) commenced in 2003. HRP 7 is a major technological and ecological project of deep desulphurisation of gas oil, which is the main component of diesel fuel production. The unit will be commissioned at the end of 2004 and will ensure that diesel fuel complies with the EU requirement (less than 10 ppm sulphur content) not only after 2005 but also after 2008. Total budgeted capital expenditure for the project is SKK 2.5 billion. Apart from compliance with legislation, with this project we fulfil our commitment to develop and supply environmentally-friendly products and services as well.

Outlook

We expect to maintain a zero accident rate, decrease the number of extraordinary events and continue with our efforts to minimise the impact of our activities on the environment and individuals.

In 2004, we plan to start the remediation program at logistics sites. We aim to achieve this through ongoing development of management systems and continuous improvement in HSE liabilities assessment to ensure legal compliance as a minimum. We will also strive to identify as many synergies as possible, to meet the target of USD 1.5 million savings from the integrated HSE operation.

Human Resources


Closing headcount (person)
8000
7000
6000
5000
4000
3000
2000
1000
0
2001
2002
2003
Slovnaft, a.s.
Slovnaft Group


Average wage (SKK/month)
40000
35000
30000
25000
20000
15000
10000
5000
0
2001
2002
2003
SR (2003 estimate)
Bratislava (2003 estimate)
Slovnaft

The company's re-structuring as a value-oriented organisation has significantly influenced our headcount. The registered headcount in Slovnaft, a. s. and in the Slovnaft Group is reflecting an attached chart.

In 2003, Slovnaft started fulfilling its obligations resulting from the Collective Agreement for 2003 - 2005. The company continued implementing the second phase of harmonisation in the field of employee remuneration within the MOL Group.

The average wage in Slovnaft reached SKK 35,062 per month, which is an above standard rate compared to both the average wage in Slovakia and its growth rate, and demonstrates growth significantly above the inflation rate.

With regard to social care, contributions to employee accident and life insurance were provided for the first time. 2,392 employees (71.5 %) benefited from payment of such contributions and the company spent SKK 12.8 million for this purpose.

Compared to 2002, payments of the eligible social benefits grew, from the annual amount of SKK 12,000 to SKK 30,000 per employee. The total sum of financial resources paid in eligible social benefits was SKK 106.9 million.



The employer's contribution to supplementary retirement insurance increased, too, attaining the sum of SKK 41.6 million. There were 3,087 insured employees (92.3 %) as of 31 December 2003.

Slovnaft also began providing a housing allowance as one of the forms of social aid for employees facing temporary financial difficulties. The increased number of employee applications for loans was resolved by raising the financial amount provided for loans to SKK 14.5 million for 221 employees.

Within the Health Programme aimed at raising employee interest in a healthy life style, in addition to medical health examinations, disease prevention activities were carried out. Lectures on practical assessment focused on pulmonary diseases and on the measurement of bone substance density. Influenza vaccination and high-quality vitamin preparations were provided as a form of influenza prevention.

Slovnaft provides above-standard severance grants to employees that are made redundant, in the amount of 2 to 15 times the average monthly income, depending on the number of years with the company. To mitigate the negative effects of redundancies, the Company provides outplacement services, re-training courses, and legal and psychological counselling. The outplacement services were used by 17 employees, whereas the re-training courses, focused on business economics, information technologies, driving lessons, welding and fire service courses, were attended by 199 employees. The costs of these activities reached SKK 1.7 million.

In the area of employee training, special technical training was performed aimed at maintaining the professional level of employee competence in line with the relevant technical legislation and in-house regulations. All the managers also attended an HSE knowledge test.

As English became the Company's working language, special emphasis was put on English language teaching, attended by 550 employees. Throughout 2003, a Young Talents Programme was implemented, consisting of 25 modules focused on the development of managerial skills, corporate finance, etc. Our approach to the development and training of young talented employees was awarded the 2003 Slovak Prize for Human Resources Management and Development.

The total costs of training of employees reached almost SKK 30 million.

For Slovnaft Group company needs, the Chemical Vocational School trained 47 students in the following vocational study fields: machinery and equipment mechanics, chemist-operator and mechanic-electrician. Twenty two students studying as maintenance engineers and electromechanics finished a three-year study programme.

Sports facilities of the Chemical Vocational School, mainly the swimming pool, sauna and tennis courts, are regularly used free of charge by a large number of employees.



Slovnaft has demonstrated its social responsibility by applying the Code of Ethics. Aimed at promoting ethical principles within the company, an Ethical Counselling Centre was established, headed by an independent expert. Another activity continuously promoting the corporate ethical culture is the Ethics Column in the Slovnaftár magazine focused on the resolution of current ethical problems. In September 2003, Slovnaft became a signatory of the Anti-Corruption Charter and as its founding member committed itself to promoting ethical principles, transparency and anti-corruption measures in its business both on an international and national level.



Research and development



2003 was a year of preparation for production and sale of low sulphur motor fuels and biofuels. Research and development efforts in the motor fuel area resulted in a new type of kerosene and blending of bioethanol into motor gasoline. In the process of development of new, more efficient additive formulation, several lubricating and detergent additives were tested (MDFI, WASA, Premium Diesel).

During the year all MADIT lube oils were reformulated to reflect the improved quality of base oils produced by MOL and three new types MADIT TORNÁDO, ULTRA and 500.01 were introduced to the market.

The EFPA project provides not only ecological processing of vacuum residue, but also multigrade bitumen MTGA 60/80, which was successfully tested on a road section in Bratislava.

Development of multigrade bitumen modified by caoutchouc is in progress. In the applied research area, Slovnaft spent almost SKK 55 mln in 2003 on various projects including: an upgrade of motor lubricants MADIT in the ACEA system, a solution of the aromatic circuit with regard to gasoline quality, research into alternative feedstock for bitumen production, monitoring of chlorine content in crude oil and technical support in solving problems of corrosion, low coke formation, laboratory research targeted at minimising volatile organic compounds (VOC) emissions from the waste water treatment unit (WWTU) etc.



Overview of business environment

Foreign exchange markets

In 2003, the Slovak currency, driven by positive macroeconomic fundamentals, appreciated by 2.9 % versus its reference currency, the Euro. When comparing this appreciation in real terms, i.e. adjusting for CPI, the Koruna gained 9.4 %. Macroeconomic fundamentals and changes in investor sentiment regarding the movement of accession countries towards the EU, on one hand, and tensions within the ruling coalition on other hand, had a major impact on the value of the Slovak currency in the fourth quarter of 2003.

However very good results in the foreign deficit and sound economic growth triggered further appreciation, which we believe will continue in 2004. In 2004, we expect a SKK/EUR exchange rate in the range 39 - 40.5 although further FDI into Slovakia and progress in reforms may result in stronger appreciation.

In 2003, the SKK trend relative to the USD was in line with the strengthening EUR against USD resulting in an 18% appreciation of SKK against USD. The last quarter of 2003 saw the highest appreciation as the USD weakened significantly against the Euro.

The USD decline happened mainly due to reduced capital inflows into the US economy resulting in the unsustainable current account deficit of around 5 % of GDP. In addition geopolitical risk also contributed to the weakening of the USD in the last quarter of 2003.

During 2004 we expect the USD to follow a similar pattern as in 2003, albeit with lower depreciation tendencies.

Commodity markets

2003 saw significant fluctuations in the energy market. The threat of war in Iraq coupled with other factors including a strike in the oil industry in Venezuela, had an impact on market prices, which rose from the initial 29 USD/bbl to over 34 USD/bbl in the first half of March. This was the highest price level in 2003, with a sharp fall on the next day which resulted in a price of 24 USD/bbl, a 10 USD/bbl fall in less than 10 days. The main driver behind this development was the start of war in Iraq, which caused anxiety in the market. The market reached its lowest point one month later at 23 USD/bbl. This price decline was replaced by a progressive price increase in the next months until the end of August, supported by a decreased level of oil inventories, oil leakage in Nigeria caused by sabotage, fears about a production cut by OPEC and others. By mid-August, the price reached the level of 30.50 USD/bbl.

At the beginning of September, the price fell from 30 USD/bbl to 25 USD/bbl followed by an upturn by the end of September driving the price up above 31 USD/bbl. OPEC unexpectedly agreed a production cut by 900,000 bbl per day, surprising the market. Weak inventory levels, the proposal to increase the OPEC target price from 22-28 to 25-32 USD/bbl, tensions in the Middle East, a price increase in Basra Light by the Iraqi State Oil Marketing Organisation (SOMO) all contributed to Brent reaching 31 USD/bbl.


Brent (USD/bbl)
35
33
31
29
27
25
23
21
19
17
15
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII
2002
2003

At the end of 2003 Brent stabilized between 27 and 31 USD/bbl. The annual average quoted Brent price was 28.83 USD/bbl, 15.2 % higher compared to 2002.

Motor fuel crack spreads (the difference between the quoted price of a given oil product and the crude oil price) were at higher levels than the 10-year average at the beginning of 2003. This value reached the top of the range at the beginning of February (gasoline) and in February and March (diesel). From April until August, the crack spreads were mostly at a level 40 - 75 % higher than the 10-year arithmetic mean. The end of the year saw higher than average crack numbers in general. The annual average FOB ROTT motor gasoline (Premium Unleaded) crack spread increased by more than 35 % achieving the level of 73.5 USD/t. The average FOB ROTT motor diesel crack spread also went up by more than 80 % compared to 2002. 2003 was a year of not only higher prices than usual, but also higher cracks than the 10-years average.


Fuel crack spreads (USD/t)
120
100
80
60
40
20
0
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII
Gasoline 2002
Diesel 2002
Gasoline 2003
Diesel 2003

Financial performance

Sales, Operating Expenses and Operating Profit

Net sales increased by SKK 2.0 bn (3 %) compared to 2002 as a result of higher volume of fuel sales and higher product prices. The negative impact of lower FX (by 18 %) was completely eliminated by the good performance in the refining area driven mostly by external factors.

Raw material costs increased by SKK 1.0 bn (2.1 %) and were influenced by several factors. The crude oil cost decreased by SKK 1.2 bn despite higher Brent quoted prices, as a result of the much lower SKK/USD exchange rate compared to 2002. On the other hand, there was a cost increase of SKK 680 mln in other feedstock, mainly natural gas, ethylene, naphtha, MTBE, VGO and base oils. Among other major factors driving the increase in raw material prices was the cost of goods sold, which increased by SKK 1.8 bn as a result of a different structure of purchases and higher prices of purchased commodities.

Personnel expenses increased by SKK 120 mln (20 %) despite the lower headcount (by 654 employees) compared to 2002, resulting from the growth in wages in line with the Slovak market and wage harmonisation in the MOL Group.

Depreciation and amortization decreased by SKK 98 mln (2.7 %) as a result of relatively low purchase and capitalization of fixed assets.

Value of services used decreased by SKK 828 mln (18.8 %) as a result of cost savings and higher proportion of Slovnaft MaO in Slovnaft's maintenance in 2003, which was an intra-group activity eliminated in the consolidation process.

Net financial revenues were SKK 493 mln (43.2 %) lower as a result of lower exchange gains by SKK 546 mln, and a change in the fair value of the Merill Lynch III put option by SKK 258 mln. On the other hand, this unfavourable trend in the external environment was partially compensated by SKK 107 mln lower interest costs, SKK 24 mln higher interest income, SKK 102 mln higher revenues from derivatives and other financial costs, lower by SKK 57 mln.

Balance sheet

Property, plant, equipment increased by SKK 1.9 bn due to capital expenditures of SKK 5.66 bn, of which SKK 2.44 bn were uncompleted assets. The main projects included PP3, HDS 7 and retail network development in the Czech Republic and Poland and network consolidation in Slovakia.

Investment in associates decreased by SKK 783 mln as a result of the integration of Benatech into Slovnaft, a.s.

Inventories decreased by SKK 504 mln (10.7 %) as a result of improved inventory management, especially in the area of crude oil inventories.

Trade receivables increased by SKK 286 mln (5.2 %) as a result of higher sales in monetary terms due to higher prices and excise tax compared to previous year.
Other current assets increased by SKK 1.1 bn (52.5 %) resulting from a loan to MOL Plc. in the amount of SKK 1.1 bn.

Cash and cash equivalents increased by SKK 1.2 bn (40.9 %) due to good operating results and no dividend payment in 2003.

Long-term borrowings were zero due to the reclassification of the last outstanding long-term loan of Slovnaft, a.s. as a short-term loan due for repayment in 2004.

Trade and other payables increased by SKK 749 m (6.9 %) mainly due to SKK 1.1 bn higher capital expenditures compared to December 2002.

Short-term borrowings contain the reclassified Merill Lynch III long-term loan and their level is minimal as a result of relatively high cash.

Cash-flow

The net increase in cash and cash equivalents was SKK 1,229 mln, only slightly lower (SKK 134 mln) than in the previous year. However, the cash-flow structure was different. The decrease in the operating area of SKK 4.1 bn resulted from a very high cash-flow in 2002 as a result of cash-flow management optimisation in the payables area. In 2003, cash-flow management continued, but the effect was significantly lower because of the already optimised opening balance. The second important difference is in the investment area, with a decrease of SKK 2.1 bn. This is a result of substantially higher capital expenditures (by SKK 2.0 bn) in 2003 compared to 2002 and a loan granted to MOL Plc. On the other hand, the cash-flow from financing activities showed a SKK 6.0 bn improvement compared to 2002 with no loan repayment and dividend payment in 2003. The cash-flow statement shows a stable development in Slovnaft's financial situation despite plant closures with increased maintenance costs and limited production levels.

Refining and marketing

In 2003 we processed 5.55 Mt of crude oil, 44.3 kt more than in the previous year. The quality of processed crude oil was in line with contracted specifications and the content of light fractions was practically the same as a year ago.

Motor fuels production was 28 kt higher in the case of motor gasoline and 10kt higher in the case of motor diesel compared, to 2002. Record motor fuel production was achieved mainly due to higher crude oil processing, higher purchases of raw materials and lower losses, which were kept on the level of the excellent 2002 results. However distillation and cracking capacities were utilised lower by 3.9 % and 1.9 % respectively due to planned shutdowns of these units.

Feedstock processing (kt)


6200
6000
5800
5600
5400
5200
5000
2001
2002
2003
Total raw materials
Crude oil

Total refinery products sales volumes of 5 Mt (excluding chemical raw materials transferred to the Petrochemicals segment) slightly increased compared to the 4.9 Mt achieved in 2002. Revenues from sales of refining products increased (by 1.7 %) in SKK terms, while in USD terms revenues improved significantly (by 10.7 %) influenced also by exchange rate movements. Domestic sales increased by 3.3 % driven by significant increases of the most profitable products in sales. Motor gasoline sales exceeded last year's level by 61 kt and motor diesel sales were higher by 24 kt. We also improved our market share for each product achieving 74 % and 76 %, respectively. Sales revenues from domestic refinery products went up by 7.7 % in SKK terms (by 17.2 % in USD terms).

Fuel market shares (%)


78
76
74
72
70
68
66
2002
2003
Gasoline
Diesel

Export sales in 2003 remained at the level of 2002 representing more than 70 % of total sales (in volume terms). In line with our Supply Chain Management strategy we focused on the Czech, Austrian, Polish and German markets. Our sales to the most important export market, the Czech market, went up by almost 47kt compared to the previous year, driven mainly by increased sales of motor diesel. We also improved our position in the Polish market. Slovnaft's sales in Poland increased compared to the previous year by almost 41 kt (8 %). The main driver behind this trend was increasing demand in the end-user segment. Our ability to meet customer demand for ultra-low-sulphur motor fuels allowed us to improve our sales to the German market as well. We sold almost 17 kt more of motor gasoline and 17 kt more of motor diesel than last year. On the other hand, sales of motor fuels to the Austrian market fell by 89 kt (-11 %). Sales revenues from export refinery products remained almost the same in SKK terms as in 2002 (almost 9 % higher in USD terms).

Sales of refinery and petrochemical products (kt)


1600
1400
1200
1000
800
600
400
200
0
domestic
Czech
Poland
Austria
Hungary
Germany
2002
2003

Sales of other refinery and petrochemical products remained practically the same as in 2002 representing in volume terms almost 17 % of total refinery products sales. Domestic sales decreased by 16 % but export sales increased by 7 %, mainly to the Czech market, driven by higher sales of jet kerosene and also by higher sales of fuel oil to the Hungarian market. Traditionally these products supplement the Slovnaft product range.

Sales of other refinery and petrochemical products (kt)


250
200
150
100
50
0
domestic
Czech
Poland
Austria
Hungary
Germany
other countries
2002
2003

Slovnaft's Retail business outperformed the market growth in the fuel sales area. With fewer service stations in operation, the sales volume increased by 4.5 % compared to 2002. In comparison to year-end results, gasoline sales increased by 2.4 % and motor diesel sales by 7.3 %. The average throughput per service station improvement grew by 11.2 % compared to 2002 results.

Production (in thousand tonnes)	**2003**	**2002**	**2001**
Motor gasoline	1,583.0	1,555.7	1,417.6
Motor diesel	2,279.0	2,268.9	2,189.2
Kerosene	65.4	41.1	49.9
Heavy fuel oil	280.7	273.9	349.9
Bitumen and Oxidation mixture	83.5	95.3	74.1
Sulphur	60.2	60.7	57.2
Other refinery products	169.5	181.9	187.5
Petrochemical products	171.7	180.0	167.7
TOTAL	**4,693.0**	**4,657.5**	**4,493.1**


Sales volumes (kt)
200
150
100
50
0
2002
2003
LPDE
PP


Market shares (%)
80
70
60
50
40
30
20
10
0
2002
2003
LPDE
PP


CAPEX by segments (in SKK mln)
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2001
2002
2003
R&M
Peterochemy
Others


CAPEX by regions (in SKK mln)
6 000
5 000
4 000
3 000
2 000
1 000
0
2001
2002
2003
Slovak Republic
Czech Republic
Poland


Total CAPEX (in SKK mln)
6 000
5 000
4 000
3 000
2 000
1 000
0
2001
2002
2003

Petrochemicals

Despite weak polymer demand, 230 kt of plastics were sold in 2003, practically the same as in 2002. A Single Sales Channel Management approach has been successfully implemented not only in Poland but also in Germany and Italy .

While domestic sales of LDPE in 2003 were higher than in 2002 (driven mainly by the new pricing policy), increased supply from competition negatively impacted sales of polypropylene. Plastics sales to other markets decreased compared to the previous year, adversely influenced by weak market demand, strong competition and declining prices during H1 2003. The planned shutdown in June together with certain technical problems in Q4 2003 also negatively influenced supplies to our customers.

LDPE and PP market shares in 2003 decreased compared to 2002 due to the import of polymers not produced by SN, and insufficient production due to some technical problems at the steam cracker unit. Polypropylene market share in 2003 was significantly lower driven by a persistent product surplus leading to very low prices.

Investment activities

Capital expenditures by the Slovnaft Group amounted to SKK 5.66bn in 2003 The petrochemical development program approved in 2002 is in its implementation phase. Engineering, procurement and construction of the new 255 kt/year capacity Polypropylene Plant started early 2003 and is progressing in line with the schedule. The new production unit is planned to be operational in Q2 2005.

The Diesel 2005 programme to meet the EU motor fuel quality specifications effective from January 1, 2005, is well advanced. The first part of the program, the Diesel Blending facility - achieving the required fuel quality - was completed and commissioned in the middle of the year. The construction of the key unit of the program, the Hydro Desulphurisation Plant (HDS 7), started in Q1 2003 and will begin operation by the end of 2004.

The retail network development program continued its strong performance in 2003. One new service station was built and 24 were reconstructed in Slovakia. In addition, 53 stations were re-branded and upgraded to comply with environmental requirements and to provide competitive services for customers. We acquired 3 service stations from our competitors. In line with our expansion strategy in the Czech Republic we increased the number of our service stations. We acquired 2 service stations from our competitors in the western part of the Republic in order to improve coverage. We continued limited upgrades in order to maintain and improve service levels.

In 2003 we significantly accelerated the expansion of our service station network in Poland and we more than tripled the number of our services stations (from 4 at the beginning of the year to 13 at the end). We acquired 1 service station and completed the construction of 1 green field service station. In order to speed up the construction of new stations in 2004 we bought in advance building plots in the last year. We launched the franchise service station program and as a result we acquired 7 service stations.

In order to enter the auto gas market, Slovnaft launched a project to establish an LPG distribution network. In 2003, 21 service stations were equipped with LPG filling units.

In 2003, Slovnaft continued its environmental protection projects. In total, SKK 343 mln was spent on these activities. The storage tank reconstruction program was the main project in this area.

To maintain the reliability of existing technology and machinery, over SKK 300 mln was spent in the fields of refining, petrochemistry and logistics. SKK 143 mln was invested in IT infrastructure.

Corporate governance

The Slovnaft Group is commercially active in the field of crude oil processing, distribution and sale of crude oil products. It is one of the largest and most important companies in Slovakia. Being aware of its position in society, it accepts social responsibility for its actions and wants to set an example for others. Slovnaft has always been fully aware of the importance of implementing the highest standards in corporate governance. The Board of Directors of Slovnaft, a. s. is the supreme managing body of the Company and as such has collective and personal responsibility for all corporate operations. Its key activities are focused on increasing shareholder value, improving efficiency and profitability and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, protection of the environment, and conditions for safety at work. The principles, policies and goals take account of the specific and unique relationship of the Board with shareholders, and the executive management and the Company.

Code of Conduct of the Supervisory Board and the Board of Directors

The General Meeting elects the Supervisory Board and the Board of Directors. All members of the Supervisory Board and the Board of Directors have due access to all relevant information. During the reporting period the Board of Directors held 9 meetings and the Supervisory Board 7 meetings. Documents containing detailed information are distributed sufficiently in advance to allow members of corporate bodies to put forward professional proposals. In case of need, presentations are organised to support materials submitted in writing. The Secretary of the Board of Directors and the Supervisory Board is responsible for the records of the resolutions of corporate bodies and ensures monitoring of their due implementation and feedback to the bodies. Minutes of deliberations of both corporate bodies are filed (including all supporting documents) with the Secretary.

The Board of Directors acts and makes resolutions as a collective body. Certain specific tasks are carried out by the Board's Committees. These Committees (Corporate Governance and Remuneration Committee, Finance and Audit Committee, Strategy Committee) have the right to pre-discuss draft resolutions concerning issues specified in the List of Decision-making and Authorisations and other corporate governance documents and (through the chairmen of the respective Committees) propose their adoption to the Board. Such a modus operandi for the Board's work enables issues to be deliberated thoroughly and with appropriate diligence. Chairmen of all Board Committees attend general meetings of the Company and are ready to answer any query tabled by any shareholder. The Supervisory Board is responsible for controlling and supervising the Board of Directors, as the senior business management body of the Company, acting on behalf of the shareholders. Representatives of employees of the Company, in line with provisions of the Business Code, participate in a supervising and controlling function and ensure that opinions and interests of Company employees are heard and duly considered.

Releasing information and transparency

Following Company by-laws all Board and Supervisory Board members are obliged to disclose any material interest they might have in any related party transaction. As such announcement shall be made at a Board, Supervisory Board, and / or general meeting where the said transaction is being dealt with for the first time, the relevant person shall, as a rule, abstain from voting on such a transaction. The Company follows the Corporate Governance Code as well as rules issued by the Bratislava Stock Exchange that govern disclosure of all significant information. Respect for these rules applied by the Company ensures access for all shareholders and potential shareholders to information on the financial situation, business results, ownership and governance of the Company on the basis of which they may reach informed investment decisions.

Relations with shareholders and respect for shareholders' rights

The Company follows all provisions of the Business Code pertinent to protection of shareholders' rights, especially clauses on early provision of all relevant information on the Company and clauses on convening and conducting its annual general meetings. The Company respects the principle of equal treatment of all shareholders and has adopted principles of the Corporate Governance Code in full. The Company accepts all liabilities stemming from the law towards shareholders as well as employees, creditors and suppliers. In addition, the Company takes into account its own broader commitments towards municipalities and other stakeholders.

The Board is very aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the Slovnaft Group. To help to ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as the operations of the Slovnaft Group. The official, formal channels of communication to the shareholders are the Annual Report and Accounts, and the quarterly results reports. In addition, presentations about the business, its performance and strategy are given to shareholders at the Annual General Meeting and at Extraordinary General Meetings. Furthermore, investors can raise questions at any time during the year, and at any General Meeting they are entitled to ask questions or to make proposals. Information is also made available on Slovnaft's website (www.slovnaft.sk), where there is a special section dedicated to shareholders and the financial community.

Board of Directors


1
2
3
4
5
6
7
8
9
10

1 Slavomír Hatina
Chairman of the Board of Directors

2 Zoltán Áldott
Vice Chairman of the Board of Directors

3 Jolana Petrášová
Member of the Board of Directors, till April 16, 2003

4 Vratko Kaššovic
Member of the Board of Directors,
Chief Executive Officer

5 Ján Kavec
Member of the Board of Directors, till April 16, 2003

6 Ferenc Dénes
Member of the Board of Directors

7 Zalán Bács
Member of the Board of Directors

8 László Geszti
Member of the Board of Directors

9 Heimo Tomann
Member of the Board of Directors, since April 16, 2003
Chief Financial Officer

10 Ferenc Horváth
Member of the Board of Directors, since April 16, 2003

Supervisory Board

Ilona Bánhegyi
Chairman of the Supervisory Board

Pavol Parák
Vice Chairman of the Supervisory Board,
till May 17, 2003

Dušan Durmis
Member of the Supervisory Board,
till May 17, 2003

Béla Váradi
Member of the Supervisory Board

Pavol Buday
Member of the Supervisory Board
Chairman of the Trade Union Chémia SR in Slovnaft, a. s.

Miloš Nešpor
Member of the Supervisory Board
Secretary of the Trade Union Chémia SR in Slovnaft, a. s.

Zoltán Jancsurák
Member of the Supervisory Board, since May 17, 2003

Oszkar Világi
Member of the Supervisory Board, since May 17, 2003

Report on the Supervisory Board's activity of Slovnaft, a.s. for the period since the ordinary General Meeting of May 17th 2003

The submitted report of the Supervisory Board on the business year 2003 has been prepared based on the reports of Board of Directors and the auditor as to the ordinary and consolidated financial statements and regular assessment of the Company's activities.

The Supervisory Board states that the Company achieved satisfactory results and continued successfully its efficiency improvements. The Company has a stable financial position and applies an adequate credit policy.

The Board of Directors was reporting through the Chief Executive Officer to the Supervisory Board on a continuant basis. During the year the Supervisory Board requested quarterly reports on the internal audit's and security's activities.

In opinion of the Supervisory Board the operation of the Board of Directors was in compliance with applicable laws, the Articles of Association and decisions of the previous general meetings and focused on the maximization of the shareholders' value. Based on the assessments of the Supervisory Board the activities of the Board of Directors were performed in line with the approved Business Plan for 2003. The members of the Board of Directors complied with their obligations to maintain the secrecy of confidential information and observed the provisions of § 196 of the Commercial Code on the ban of competitive conduct.

The employee representatives of the Supervisory Board participated actively at all meetings and paid a special attention to the issues affecting the status of the employees of Slovnaft, a.s.

The Supervisory Board reviewed and discussed the audit of the both ordinary and consolidated financial statements for the year 2003 conducted by PricewaterhouseCoopers Slovensko, s. r. o. company in accordance with Slovak auditing standards.

In opinion of the Supervisory Board the ordinary and consolidated financial statements of Slovnaft, a.s. present fairly, in all material respects, the financial position of Slovnaft, a. s. as of December 31, 2003 and the results of its operations, changes in equity and its cash flow for the year ended.

Having verified and discussed the Board of Directors' report about the Company's operation in 2003 the Supervisory Board recommends, that the General Meeting approves the ordinary and consolidated financial statements for the year 2003. Further the Supervisory Board agrees also with the proposal of the Board of Directors for the distribution of the profits of 2002 and 2003 and with method of payments of dividends.

Dr. Ilona Bánhegyi
SB Chairwoman

Done in Bratislava on April 27, 2004

Corporate and shareholder information

Shareholder	31. 12. 2003	31. 12. 2002
MOL Hungarian Oil and Gas Plc.	70.0	36.2
Slovintegra, a. s.	-	28.7
EBRD	8.4	8.4
Poštová banka, a. s.	3.4	-
Slovnaft CV III	2.2	-
Reštitučný investičný fond	1.5	-
Banka Slovakia, a. s.	1.5	-
OOST - EUROPA PARTICIPATIES B. V.	1.3	-
Slovbena, a. s.	-	2.9
Other legal entities	10.0	21.8
Other individual shareholders	1.7	2.0
Total	**100.0**	**100.0**

Equity reconciliation of Slovnaft Group for the year ended 31 December 2003 (in SKK mln)

	Slovnaft, a.s.	Subsidiaries and Associates	Goodwill and Negative Goodwill	Consolidation adjustments	Consolidated
Equity ***according to Slovak legislation before the change*** **in Accounting methods as at 1 January 2003**	37,505	3,915	(267)	(4 030)	37,123
Impact of change in Accounting methods	198	-	-	-	198
Equity according to Slovak legislation after the change in Accounting methods as at 1 January 2003	37,703	-	(267)	(4,030)	37,321
Profit / (Loss) for the period	2,740	(316)	(43)	(231)	2,150
Eliminations	-	(241)	-	241	-
Other movements	-	-	-	(11)	(11)
Impact of Benatech merger	(134)	-	-	134	-
Equity according to Slovak legislation as at 31 December 2003 including Minority interest	**40,309**	**3,358**	**(310)**	**(3 897)**	**39,460**

IFRS impact on	
Social fund	(100)
Subscription costs	(24)
Difference in PP&E	(48)
Impact of used different foreign exchange rates	(50)
Minority interest	(62)
Goodwill and negative goodwill	610
IFRS Equity	**39,786**

Reconciliation of Slovnaft Group Profit for the year ended 31 December 2003 (in SKK mln)

Consolidated profit according to Slovak Accounting Standards	**2,150**
Used Social fund	(100)
ML put option (IAS 39)	246
Tax impact (IAS 12)	(61)
	185
Goodwill amortization	21
Deferred Taxes (IAS 12)	17
Subscription costs	28
Tax impact	(6)
	22
Impairment and Depreciation of PP&E (IAS 16, IAS 36)	(37)
Minority interest	(6)
Impact of used different foreign exchange rates for consolidation purposes and accounting for unrealized foreign exchange differences in previous periods	122
IFRS consolidated profit	**2,374**

Development of financial situation of Slovnaft Group in the period 2001 - 2003

Slovnaft Group consolidated profit and loss statement

(in millions of Slovak crowns)	**Year ended 31 December 2003**	**Year ended 31 December 2002**	**Year ended 31 December 2001**
Total operating revenues	67,639	65,793	72,476
Total operating expenses	(64,807)	(62,829)	(66,419)
Operating profit	**2,832**	**2,964**	**6,057**
Result from financial operations	683	1,228	(1,180)
Profit before taxation	**3,515**	**4,192**	**4,877**
Income tax expense	(1,131)	(1,160)	(1,714)
Profit after taxation	**2,384**	**3,032**	**3,163**
Minority interest	(10)	22	(5)
Net income	**2,374**	**3,054**	**3,158**
Earnings per share (SKK per share)	115	148	153

Slovnaft Group consolidated balance sheet

(in millions of Slovak crowns)	**Year ended 31 December 2003**	**Year ended 31 December 2002**	**Year ended 31 December 2001**
ASSETS	56,446	53,159	52,556
Total non-current assets	38,889	37,719	38,328
Total current assets	17,577	15,440	14,228
EQUITY AND LIABILITIES	**56,446**	**53,159**	**52,556**
Total capital and reserves	39,786	37,625	35,764
Minority interest	62	1	23
Total non-current liabilities	1,469	3,692	7,910
Total current liabilities	15,129	11,841	8,859

Report of the independent auditors to the shareholders of Slovnaft, a.s.

Consolidated financial statements for the year ended 31 December 2003

Prepared in accordance with International Financial Reporting Standards

Report of the independent auditors to the shareholders of Slovnaft, a.s.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Slovensko, s.r.o.
Hviezdoslavovo nám. 20
815 32 Bratislava
Slovak Republic
Telephone +421 (0) 2 5441 4101
Facsimile +421 (0) 2 5441 4102

We have audited the accompanying consolidated balance sheet of Slovnaft, a.s. (the Company) and its subsidiaries (the Group) as of 31 December 2003, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly in all material respects the financial position of the Group as of 31 December, 2003, and the results of its operations, changes in equity and cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers Slovensko, s.r.o.
Bratislava, Slovak Republic

10 March 2004

SLOVNAFT, a.s.
Consolidated financial statements for the year ended 31 December 2003

Prepared in accordance with International Financial Reporting Standards

March 2004

Page

General Information

Slovnaft, a.s. was registered in Slovakia as a joint stock company on 1 May 1992. Prior to that date it was a state owned enterprise. The Company is limited by shares and was set up in accordance with Slovak regulations. The company has its primary listing on the Bratislava stock exchange, with a further listing in Luxembourg.

The principal activity of the Group is the processing of crude oil and distribution and sale of refined products.

The Company's registered address is:
Slovnaft, a.s.
Vlčie hrdlo
824 12 Bratislava
Slovak Republic

Since April 2003 the parent company of the Group is MOL Rt, Hungarian Oil and Gas Company, incorporated and domiciled in Hungary.

These consolidated financial statements have been presented in millions of Slovak Crowns (SKK million).

Slovnaft, a.s.
Consolidated balance sheet

(in millions of Slovak crowns)	Notes	31 December 2003	31 December 2002
ASSETS			
Non-current assets			
Intangible assets	1	711	666
Property, plant and equipment	2	37,524	35,608
Investments in Associates	4	146	929
Deferred tax assets	16	115	267
Other non-current assets	5	393	249
Total non-current assets		**38,889**	**37,719**
Current assets			
Inventories	6	4,205	4,709
Trade receivables	7	5,797	5,511
Other current assets	8	3,307	2,169
Available-for-sale investments		17	49
Cash and cash equivalents	9	4,231	3,002
Total current assets		17,577	15 440
Total assets		**56,446**	**53,159**
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shares	10	20,625	20,625
Share premium		3,649	3,649
Reserves	11	13,138	10,297
Net income for the period		2,374	3,054
Total capital and reserves	.	**39,786**	**37,625**
Minority interest	**12**	**62**	**1**
Non-current liabilities			
Borrowings	13	-	2,260
Provisions	14	677	671
Government grants and other non current liabilities	15	792	761
Total non-current liabilities		**1,469**	**3,692**
Current liabilities			
Trade and other payables	17	11,552	10,803
Borrowings	13	2,458	684
Provisions	14	1,119	354
Total current liabilities		**15,129**	**11,841**
Total liabilities		**16,598**	**15,533**
Total equity and liabilities		**56,446**	**53,159**

The consolidated financial statements on pages 42 to 39 were approved by the Board of Directors on 10 March 2004 and were signed on its behalf by:

Slavomír Hatina
Chairman of the Board of Directors

Vratko Kaššovic
Member of the Board of Directors
Chief Executive Officer

Heimo Tomann
Member of the Board of Directors
Chief Financial Officer

Slovnaft, a.s.
Consolidated income statement

(in millions of Slovak crowns)	Notes	Year ended 31 December 2003	Year ended 31 December 2002
Net Sales	18	67,296	65,317
Other operating income		343	476
Total operating revenues		**67,639**	**65,793**
Raw material costs (incl. goods for resale and net of work performed by the Group enterprise and capitalised)	-	(51,526)	(50,480)
Personnel expenses	20	(2,906)-	(2,438)
Depreciation, amortization and impairment	18, 26	(3,512)	(3,610)
Value of services used		(3,578)	(4,406)
Change in inventories of finished goods and work in progress		108	77
Capitalised own production		9	10
Other operating expenses		(3,402)	(1,982)
Total operating expenses		**(64,807)**	**(62,829)**
Operating profit	**18, 26**	**2,832**	**2,964**
Share of profits of equity consolidated undertakings	21	35	87
Net finance revenues	22	648	1,141
Profit before taxation	**23**	**3,515**	**4,192**
Income tax expense	23	(1,131)	(1,160)
Profit after taxation		**2,384**	**3,032**
Minority interest	**12**	**(10)**	**22**
Net income	**24**	**2,374**	**3,054**
Earnings per share (SKK per share)	**24**	**115,1**	**148,0**

Slovnaft, a.s.

Consolidated statement of changes in equity

(in millions of Slovak crowns)	Notes	Share capital	Share premium	Reserves	Net income for the period	Total
Balance at 1 January 2002		**20,625**	**3,649**	**8,332**	**3,158**	**35,764**
Transfers		-	-	3,158	(3,158)	-
Dividends payable		-	-	(1,196)	-	(1,196)
Translation differences		-	-	3	-	3
Net profit for the period		-	-	-	3,054	3,054
At 31 December 2002		**20,625**	**3,649**	**10,297**	**3,054**	**37,625**
Transfers		-	-	3,054	(3,054)	-
Translation differences	11	-	-	(213)	-	(213)
Net profit for the period		-	-	-	2,374	2,374
At 31 December 2003		**20,625**	**3,649**	**13,138**	**2,374**	**39,786**

Slovnaft, a.s.
Consolidated cash flow statement

(in millions of Slovak crowns)	Notes	Year ended 31 December 2003	Year ended 31 December 2002
Cash flows from operating activities			
Cash generated from operations	26	6,960	(10,431)
Corporate taxes paid		(1,303)	(692)
Net cash from operating activities		5,657	9,739
Of which changes is working capital		33	4,080
Cash flows from investing activities			
Capital expenditure		(4,417)	(2,429)
Government Ggrants received		67	68
Proceeds from disposal of PP&E		569	188
Acquisition	3	153	(458)
Proceeds from disposal of investment		70	121
Loans granted		(1,073)	-
Interest and other financial items received		300	117
Dividend received		34	129
Other income from investments		-	108
Net cash used in investing activities		(4,297)	(2,156)
Cash flows from financing activities			
Changes in long term bank credits		-	(3,115)
Net (repayments) / proceeds / (repayments) from short term borrowings		130	(1,033)
Interest and other finance charges paid		(159)	(676)
Dividends paid to shareholders		(1)	(1,191)
Net cash used in financing activities		(30)	(6,015)
Effects of exchange rate changes		(101)	(205)
Net (decrease)/increase in cash and cash equivalents		1,229	1,363
Cash and cash equivalents at beginning of year	9	3,002	1,639
Cash and cash equivalents at end of year	**9**	**4,231**	**3,002**

Slovnaft, a.s.
Accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements, which have been applied consistently, are as follows:

(i) Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention except as modified by the revaluation of available for sale investment securities, and financial assets and financial liabilities held-for-trading.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from these estimates.

(ii) Group accounting

1) Subsidiary undertakings

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note (iv) for the accounting policy on goodwill. Minority interest is stated at the minority's proportion of the fair values of net assets. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The equity and the net income attributable to minority shareholders' interest are shown separately in the accompanying consolidated balance sheets and the accompanying consolidated income statement respectively.

2) Associated undertakings

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

(iii) Foreign currency translations

1) Measurement currency

Based on the economic substance of the underlying events and circumstances relevant to the Group, the measurement currency of the Group has been determined to be Slovak Crown.

2) Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.

3) Group companies

Income statements and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on the balance sheet date. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(iv) Intangible assets

1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. The unamortized balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

2) Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives, not exceeding a period of 5 years

3) Other intangible assets

Other intangible assets are measured initially at cost. Other intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, other intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Other intangible assets are amortised on a straight line basis over the best estimate of their useful lives.

(v) Property, plant and equipment

Property, plant and equipment other than land are carried at cost less accumulated depreciation and any impairment losses. Cost includes all costs directly attributable to bringing the asset to working condition for its intended use, and borrowing costs directly attributable to the construction of that asset, to the extent that they accrue in respect of the period of construction.

Land owned at the date of incorporation has been stated at the values attributed to it in the legislation incorporating the Company which transferred ownership to the Group. These values are treated as cost. Other land is carried at cost less any impairment provisions losses. Land is not depreciated. Depreciation is recorded by a charge to income computed on a straight line basis so as to reduce the cost of the assets to their estimated residual values over their remaining useful economic lives. The useful economic lives used are as follows:

	Years
Buildings	30 - 40
Plant and machinery	8 - 15
Other fixed assets	4 - 8

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

(vi) Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(vii) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(viii) Investments

The Group classifiesd its investments into the following categories: trading, held-to-maturity and available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity. and are included in non-current assets. During the period the Group did not hold any investment in trading and held-to-maturity categories.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Unrealised gains and losses arising from changes in the fair value of available-for-sale investments are recognised directly in equity. When investments classified as available-for-sale are sold impaired, accumulated fair value adjustments are included in income statement.

(ix) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using first in, first out method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Cost of work in progress and finished goods inventories includes materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses

(x) Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the initial market rate of interest for similar borrowers.

(xi) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with remaining threemonths or less to maturity from the date of acquisition and that are subject to an insignificant risk of change in value.

(xii) Share capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds.

(xiii) Dividends

Dividends on ordinary shares are recognised in the Group's accounts in the period in which they are approved by the Group's shareholders.

(xiv) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Environmental provisions are recognised in respect of obligating events, i.e. settlement of the obligation can be enforced by law; or the event creates valid expectations in other parties that the enterprise will discharge the obligation and the outcome can reasonably be estimated.

(xv) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

(xvi) Income Taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax. Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised.

At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future

(xvii) Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services net of value-added tax, rebates and discounts, and after eliminating sales within the Group. Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Revenue from rendering of services is based on the stage of completion determined by reference to services performed to date as a percentage of total services to be performed. Other revenues earned by the Group are recognised on the following bases:

- Interest income - on an effective yield basis.
- Dividend income - when the Group's right to receive payment is established.

(xviii) Employee benefits

1) Pension plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions and will have no legal or constructive obligations to pay further contributions if the scheme does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

2) Unfunded defined benefit pension plan

According to the contract with the Trade Unions for the year 2003 the Group is obliged, based on the number of years in service, to pay its employees on retirement or disability a multiple of their average monthly salary up to 11 average salaries. The minimum requirement of the Labour Code of one-month average salary payment on retirement is included in the above multiples. The Group also pays certain work and life jubilees benefits.

The same or similar liability hasd been included in the contracts with the Trade Unions since 1992. The Group hasd created expectations on the part of its employees that it will continue to provide the benefits and it is the management's judgement that it is not realistic for Group to cease providing them.

The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for actuarial gains/losses and past service cost. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income when incurred. Amendments to pension plans are charged or credited to income over the average remaining service lives of the related employees.

3) Defined contribution pension plans

The Group contributes to the government and private defined contribution pension plans.

The Group makes contributions to the Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the year, based on gross salary payments. Throughout the year, the Group made contributions amounting to 38 % (2002: 38 %) of gross salaries up to a monthly salary between SKK 24 thousand to SKK 32 thousand to such schemes, together with contributions by employees of a further 12.8 % (2002: 12.8 %). The cost of these payments is charged to the income statement in the same period as the related salary cost.

In addition, with respect to employees who have chosen to participate in a supplementary pension scheme, the Group makes contributions to the supplementary scheme amounting up to 3 % from the total of monthly tariff wage in addition to an amount variable for each employee based on number of years worked.

4) Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

5) Profit sharing and bonus plans

A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other liabilities. Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

6) Other

The Group also pays certain work and life jubilees benefits and disability benefits.

(xix) Government grants relating to purchase of property, plant and equipment

Government grants relating to the purchase of property, plant and equipment are included in non current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(xx) Segmental Disclosure

For management purposes the Group is organised into two three major operating business units: Refining and Marketing, Petrochemicals and other. The business units are the basis upon which the Group reports its primary segment information. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

(xxi) Contingencies

Contingent liabilities are not recognised in the accompanying consolidated financial statements. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the accompanying consolidated financial statements but disclosed when an inflow of economic benefits is probable.

(xxii) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Slovnaft, a.s.
Financial risk management

(1) Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of: changes in commodity prices, foreign currency exchange rates and loan interest rates. Risk management is centralised and carried out by the Treasury department of Slovnaft, a.s.

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising mainly from purchase of crude oil and sale of oil and petrochemical products. Since the crude oil and the refinery products are priced in USD and petrochemical products are priced in EUR, the principal net currency exposure is in USD.

In order to ensure the currency match of the real cash-flow, the Group has short-term FX swaps. In case of expected exposure on different currencies the Group uses short-term forward contracts.

(ii) Interest rate risk

The Group's operating income and operating cash flows are substantially independent of changes in market interest rates. As of 31 December 2003, the Group has SKK 2,458 million borrowings majority of which have floating interest rates. The Group has no significant interest-bearing assets and therefore the Group has no interest rate hedging instruments in place at 31 December 2003. Therefore the Group is subject to the risk of short term interest rate fluctuations.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group implemented a credit management policy to ensure that sales of products and services are made to customers with an appropriate credit history and credit risk does not exceed the acceptable level. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit lines in order to serve the dynamic nature of the underlying business.

(v) Commodity risk

Slovnaft as a downstream oil company is exposed to refinery margin (weighted average price of oil products minus crude oil price). During the year 2003 the Company did not make significant hedge for the underlying refinery margin risk.

(2) Accounting for derivative financial instruments

Derivative financial instruments, mainly short-term foreign exchange contracts, are initially recognised in the balance sheet at cost (including transaction costs) and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Changes in the fair value of derivatives are included in income.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in income statement.

(3) Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based where possible on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Where quoted market prices are not available the fair value is determined using appropriate valuation models. The fair value of embedded derivatives is determined using appropriate valuation models.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

Slovnaft, a.s.
Notes to the consolidated financial statements

1 Intangible assets

(in millions of Slovak crowns)	Software	Goodwill	Other intangible assets	Total
Year ended 31 December 2003				
Net book value at 1 January 2003	166	322	178	666
Additions and transfers	114	-	148	262
Disposals	-	-	(16)	(16)
Amortisation (Note 19)	(93)	(22)	(84)	(199)
Foreign exchange effect	-	-	(2)	(2)
Closing net book value at 31 December 2003	**187**	**300**	**224**	**711**
At 31 December 2003				
Cost	620	335	595	1 550
Accumulated amortisation	(433)	(35)	(371)	(839)
Net book value at 31 December 2003	**187**	**300**	**224**	**711**

(in millions of Slovak crowns)	Software	Goodwill / (Negative goodwill)	Other intangible assets	Total
Year ended 31 December 2002				
Net book value at 1 January 2002	164	(89)	253	328
Acquisition of subsidiaries	1	-	-	1
Additions and transfers	102	335	46	483
Disposals	(2)	-	(16)	(18)
Amortisation (Note 19)	(99)	76	(105)	(128)
Closing net book value at 31 December 2002	**166**	**322**	**178**	**666**
At 31 December 2002				
Cost	851	335	532	1,718
Accumulated amortisation	(685)	(13)	(354)	(1,052)
Net book value at 31 December 2002	**166**	**322**	**178**	**666**

Other intangible assets at 31 December 2003 comprise acquired licences of SKK 88 million and capital work in progress of SKK 136 million.

2 Property, plant and equipment

(in millions of Slovak crowns)	Land & buildings	Plant & machinery	Other machinery & equipment	Constructions In Progress	Total
Year ended 31 December 2003					
Net book value at 1 January 2003	19,286	14,100	153	2,069	35,608
Acquisitions (Note 3)	406	163	2	34	605
Additions and transfers	1,170	1,507	8	2,469	5,154
Disposals	(472)	97	(19)	(24)	(418)
Depreciation charge (Note 19)	(586)	(2,619)	(5)	(17)	(3,227)
Impairment (Note 19)	(74)	-	-	(12)	(86)
Foreign exchange effect	(81)	(15)	(1)	(15)	(112)
Closing net book value at 31 December 2003	**19,649**	**13,233**	**138**	**4,504**	**37,524**
At 31 December 2003					
Cost	27,357	36,904	180	4,504	68,945
Accumulated depreciation and Impairment loss	(7,708)	(23,671)	(42)	-	(31,421)
Net book value at 31 December 2003	**19,649**	**13,233**	**138**	**4,504**	**37,524**

(in millions of Slovak crowns)	Land & buildings	Land & buildings	Other machinery & equipment	Constructions In Progress	Total
Year ended 31 December 2002					
Net book value at 1 January 2002	19,033	16,143	197	1,013	36,386
Acquisition of subsidiaries	700	148	-	34	882
Additions and transfers	253	653	21	1,069	1,996
Transfers from inventories	188	-	-	-	188
Disposals	(151)	(57)	(34)	(66)	(308)
Depreciation charge (Note 19)	(566)	(2,685)	(30)	-	(3,281)
Impairment loss (Note 19)	(134)	(88)	-	21	(201)
Foreign exchange effect	(37)	(14)	(1)	(2)	(54)
Closing net book value at 31 December 2002	**19,286**	**14,100**	**153**	**2,069**	**35,608**
At 31 December 2002					
Cost	25,644	35,109	604	2,069	63,426
Accumulated depreciation and Impairment loss	(6,358)	(21,009)	(451)	-	(27,818)
Net book value at 31 December 2002	**19,286**	**14,100**	**153**	**2,069**	**35,608**

Leased assets

Property, plant and equipment includes machinery acquired under finance leases:

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Cost	58	58
Accumulated depreciation	(48)	(30)
Net book value	**10**	**28**

Government grants

Property, plant and equipment includes assets with carrying value of SKK 782 million financed from state grants (Note 15). Part of these assets with carrying value of SKK 395 million are in the course of construction and the rest are currently used for commercial purposes. All of these assets are currently owned by the Company and were designed and constructed to serve State Authorities, including military forces, in state emergencies. In such situations title to these assets may be restricted.

Impairment charge

The impairment loss of SKK 86 million relates to assets to be disposed of. The recoverable amount (the higher of the value in use or net selling price) was determined at the individual assets level and represents the net selling price, determined by reference to market prices for equivalent assets.

3 Principal subsidiaries

Principal subsidiaries at 31 December 2003 were as follows:

Name	Country of incorporation	Range of activity	currency	Share capital in '000	Ownership %
Slovnaft Česká republika, s.r.o.	Czech Republic	Wholesale and retail	CZK	1,041,100	100.0
Slovnaft Montáže a opravy, a.s.	Slovakia	Repairs & maintenance	SKK	202,415	100.0
Apollo Oil Rohstoffhan- dels GmbH	Austria	Crude oil trading	EUR	73	67.0
Slovnaft Polska SA	Poland	Wholesale and retail	PLN	80,448	100.0
MOL Slovensko, s.r.o.	Slovakia	Wholesale and retail	SKK	1,059,780	100.0
Slovnaft Trans a.s.	Slovakia	Transport	SKK	61,704	100.0
Slovnaft VÚRUP a.s.	Slovakia	Research & development	SKK	108,105	100.0
Slovnaft Ukrajina s.r.o.	Ukraine	Wholesale trade	UAH	11	89.0
Ukrslovnaft	Ukraine	Retail trade	UAH	4,083	84.6
SWS s.r.o.	Slovakia	Transport support services	SKK	119,750	51.2
Slovnaft Rekreacentrum, a.s.	Slovakia	Operation of recreation facilities	SKK	273,572	100.0

The activities of the undertakings shown above are for the most part connected with the principal activity of the Group. All subsidiaries are unlisted. Holdings are in the ordinary share capital of the undertaking concerned.

At 31 December 2003 the Group fully consolidated the following subsidiaries for the first time: Slovnaft Trans, a.s., Slovnaft VÚRUP, a.s., SWS, s.r.o., Slovnaft Rekreacentrum, a.s., Slovnaft Ukraina, s.r.o. and Ukrslovnaft. These subsidiaries founded by Slovnaft, a.s. were previously consolidated on equity basis due to immateriality. Benatech, a.s. previously consolidated on equity basis legally merged with Slovnaft, a.s. Details of impact on the consolidated financial statements are as follows :

(in millions of Slovak crowns)	
Net assets of subsidiaries previously consolidated on equity basis (Note 4) consisting of :	(771)
Property, plant and equipment (Note 2)	605
Cash and cash equivalents	153
Net current assets other than cash and cash equivalents	64
Minority interest (Note 12)	(51)

CHZP Apollo – Health Insurance Company (51 % ownership) is not fully consolidated but is presented within Other Investments at nil value , becauseas it is a non-profit making organisation from which no return is expected and to which there are no ongoing obligations.

4 Investments in Associates

(in millions of Slovak crowns)	31 December 2003	31 December 2002
At the beginning of the period	929	1,260
Less subsidiaries previously consolidated on equity basis (Note 3)	(771)	-
Disposals	-	(105)
Dividends paid	(39)	(129)
Share of profit equity consolidated undertakings (Note 18, 21)	35	87
Share capital decrease	-	(143)
Other movements	-	(10)
Group share of income tax (Note 23)	(8)	(31)
At the end of the period	**146**	**929**

As of 31 December 2003 equity consolidated undertakings include Messer Slovnaft, s.r.o and Chemia, a.s. both incorporated in Slovakia.

5 Other non - current assets

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Long term receivables	64	62
Advance payments for assets under construction	329	187
Total	**393**	**249**

Long-term receivables are shown after impairment provision in amount of SKK 76 million (31 December 2002: SKK 79 million).

6 Inventories

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Raw materials	1,028	1, 555
Work in progress and semi-finished products	1,525	1,623
Finished goods	1,456	1,531
Goods for resale	196	-
Total	**4,205**	**4,709**

Raw materials inventories are shown after provisions for obsolete and slow-moving items of SKK 172 million (31 December 2002: SKK 135 million). Goods for resale include purchased goods from MOL Group.

7 Trade receivables

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Trade receivables	7,024	7,434
Impairment provision	(1,227)	(1,923)
Total (Note 18)	**5,797**	**5,511**

8 Other current assets

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Income tax receivable	117	14
VAT, excise and other tax receivables	741	1,028
Loan to MOL Plc. (Note 29)	1,070	-
Other receivables	1,035	727
Prepayments	382	430
Impairment provision	(38)	(30)
Total	**3,307**	**2,169**

Prepayments include prepaid expenses for catalyst consumables used in the production process within one year, of SKK 269 million (31 December 2002: SKK 345 million). Amount of SKK 383 million (equivalent of USD 11.6 million) included in the other receivables represents is restricted cash due to ongoing litigation (Note 14).

9 Cash and cash equivalents

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Cash in hand and at bank	1,165	1,390
Short term bank deposits	3,066	1,612
Total	**4,231**	**3,002**

Average effective interest rates on short-term bank deposits in currencies SKK, EUR, USD and CZK were 5.8 %, 2.0 %, 0.8 % and 1.9 % respectively.

10 Ordinary shares

The Company's authorised share capital is 20,625,229 ordinary shares (31 December 2002: 20,625,229) with a par value of SKK 1,000 each. All of these shares are issued and fully paid.

11 Reserves

In accordance with Slovak legislation the Company distributes profit into various funds. The Legal Reserve Fund is set up in accordance with the Slovak law and is not distributable. It is created from retained earnings to cover possible future losses. Other Funds are funded from retained profits. Funding and distribution of Other Funds must be ratified at the Annual General Meeting. The translation reserve arises from the translation of net investments in foreign subsidiary and associated undertakings at closing rates, together with differences between income statements translated at average and closing rates.

(in millions of Slovak crowns)	Statutory reserve fund	Retained earnings and other funds	Translation reserve	Total
At the beginning of the period	2,475	7,862	(40)	10,297
Translation differences for the period	-	-	(213)	(213)
Allocation of 2002 profit Transfers	253	2,801	-	3,054
At the end of the period	**2,728**	**10,663**	**(253)**	**13,138**

12 Minority interest

(in millions of Slovak crowns)	31 December 2003	31 December 2002
At the beginning of the period	1	23
Minorities from subsidiaries previously consolidated on equity basis (Note 3)	51	-
Minority share of net profit of subsidiaries	10	(22)
At the end of the period	**62**	**1**

13 Borrowings

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Borrowings include		
Unsecured bank overdrafts	104	66
Unsecured bank loans	2,342	2,601
Finance lease liability	9	28
Fair value of crude oil put options embedded in loan agreements (Note 22)	3	249
Total	**2,458**	**2,944**
Repayments fall due as follows		
Within 1 year	2,458	684
Between 1 and 2 years	-	2,011
Between 2 and 5 years	-	249
Total	**2,458**	**2,944**
Finance leases liabilities - minimum lease payments		
Not later than 1year	9	19
Later than 1 year and not later than 5 years	-	9
Total	**9**	**28**
The present value of financial lease liabilities is as follows		
Not later than 1 year	9	19
Later than 1 year and not later than 5 years	-	9
Total	**9**	**28**

The exposure of the borrowings of the Group to foreign currency exchange rate change is as follows:

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Slovak crowns	2	-
US dollars	1,718	2,373
Euro	9	69
Czech crowns	710	502
Polish zloty	19	-
Total	**2,458**	**2,944**

The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Within 1 year	2,458	2,695
Between 1 and 5 years	-	249
Total	**2,458**	**2,944**

As of 31 December 2003 the Group has complied with the financial covenants required by the outstanding loans.

The carrying amounts and fair values of non-current borrowings are as follows:

	31 December 2003		31 December 2002	
(in millions of Slovak crowns)	Carrying amounts	Fair values	Carrying amounts	Fair values
Long term loans	-	-	**2,260**	**2,212**

The fair values are based on discounted cash flows using a discount rate based upon the borrowing rate, which the Directors expect would be available to the Group at the balance sheet date. The carrying amounts of short-term borrowings approximate their fair value.

On loans totalling SKK 1,646 million, the Group's interest rate is linked to the market price of crude oil if the market price falls below a certain level. In accordance with IAS 39, Financial instruments: Recognition and Measurement, adopted by the Group at 1 January 2001 this derivative element embedded in the loan has been separated out of the host contract and is included at fair value of SKK 3 million (31 December 2002: SKK 249 million) under borrowings with changes in fair value being included in earnings for the year (Note 22).

14 Provisions for liabilities and charges

(in millions of Slovak crowns)	Termination benefits	Pension and other employee benefits	Environmental	Litigations	Total
At the beginning of the period	474	92	459	-	1,025
Utilised during the year	(123)	(6)	(42)	-	(171)
Additional provision	77	78	-	802	957
Unused amounts	(40)	-	(5)	-	(45)
Interest expense	12	-	18	-	30
At the end of the period	**400**	**164**	**430**	**802**	**1,796**
Current portion	249	-	68	802	1,119
Non-current portion	151	164	362	-	677
Total	**400**	**164**	**430**	**802**	**1,796**

Termination benefits

The Group started to implement the restructuring plan approved by the Board of Directors during 2002. Restructuring process will result in termination of employment before the normal retirement date of up to 1,000 employees until 2005. The Group has a detailed formal plan for the termination and material changes to the plan are not likely. Provisions of SKK 400 million were recognised in respect of termination benefits in these financial statements.

Environmental provisions

The Group operates 303 service stations and several warehousing capacities in the Slovak Republic. Some of these are not fully compliant with the current or future environmental legislation and environmental policy of the Group, including containment of evaporative losses on filling of the station tanks, treatment of effluent, and protection of soil and groundwater. The Group recognised environmental provisions of SKK 430 million for decommissioning of non compliant sites where activities will be ceased.

Litigations

Lawsuit against the Tax Office Bratislava II

On 16 June 2002, Slovnaft filed a suit with the Supreme Court of the Slovak Republic against the Tax Office Bratislava II. Slovnaft's suit requests a review of decisions the Tax Office made on the basis of a repeated tax control in Slovnaft, a.s. a legal successor of Slovnaft Trade,a.s. The companies merged on 31 December 2001. The tax control in April 2002 imposed payments of SKK 373 million including additional excise taxes, additional value added tax and associated penalties because of allegedly falsified exports. Based on the decision of the Supreme Court announced on 28 October 2003, the liability of SKK 373 million was recognized in these financial statements. See Note 30.

Apollo Interoil

Following the decision of the Board of Directors Slovnaft terminated the contract with Apollo Oil, the sole supplier of crude oil. In May 2003 Apollo Interoil filed an Attachment Request against Apollo Oil at a Geneva court claiming breach of the Crude Master Supply agreement and penalties in the amount of USD 11.6 million equivalent of SKK 383 million at 31 December 2003. As a consequence this amount was blocked in the Swiss bank account of Apollo Oil. The Group in the meantime arranged crude oil supplies directly from Russian suppliers The level of the provision was adjusted to SKK 429 million for estimated legal fees.

Pensions and other employee benefits

(in millions of Slovak crowns)	31 December 2003	31 December 2002
The amounts recognised in the income statement are as follows:		
Past service cos	16	74
Current service cost	20	18
Actuarial gains and losses	(18)	-
Interest expense	6	-
Provision for jubilee and disability benefits	48	-
	72	**92**

The following amounts have been recognised with respect of the defined benefit pension plan:		
Present value of unfunded retirement defined benefit obligation	421	390
Past service cost not yet recognised	(305)	(298)
Provision recognised in the balance sheet at 31 December 2003	116	92
Provision for jubilee and disability benefits	48	-
Present value of total defined benefit obligation	**164**	**92**

The actuarial valuation was performed in 2003 for the first time due to the changes in the Collective Agreement with the Trade Unions leading to increase of the employee benefits. The principal actuarial assumptions used were as follows:

Discount rate	8 % p.a. in 2004 and 7 % p.a. thereafter
Future salary increases	6 % p.a. in 2004 and 5 % p.a. thereafter
Mortality	Slovak population mortality 2000

15 Government grants and other non current liabilities Other non - current liabilities

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Government grants		
At the beginning of the period	747	733
Government grants received	67	68
Amortisation for the period (Notes 19, 26)	(32)	(54)
At the end of the period	782	747
Other non-current liabilities	10	14
Total	**792**	**761**

16 Deferred income tax

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 19 % (2002: 25 %).

Deferred tax assets and liabilities and the deferred tax charge in the income statement (Note 23) are attributable to the following items:

(in millions of Slovak crowns)	31 December 2002	Charged to income statement	31 December 2003
Deferred income tax assets			
Unrealised foreign exchange losses	67	(66)	1
Provisions recognition (a)	264	(89)	175
Share capital increase transaction costs	13	(13)	-
Fair value of embedded derivatives	62	(61)	1
Receivables written off (b)	-	80	80
Other	32	(4)	28
Deferred tax assets	**438**	**(153)**	**285**
Deferred income tax liabilities			
Difference between tax and carrying values of property, plant and equipment	(171)	6	(165)
Other	-	(5)	(5)
Deferred tax liabilities	(171)	1	(170)
Net deferred income tax assets (Note 23)	**267**	**(152)**	**115**

(a) A deferred tax asset of SKK 175 million has been recognised as of 31 December 2003 to account for the timing differences in respect of Environmental provision, Termination benefits, and Pension benefits and Impairment provision.

(b) Under the current Slovak tax law, when a Company gives up receivables enforcement due to companies in bankruptcy, it can release the receivables write off against taxable income ratably over four years. The receivables write off is expected to be offset evenly against current and future taxable profits during 2004 through to 2006.

Deferred income tax assets and liabilities are offset when the income taxes relate to the same fiscal authority.

Tax losses of certain subsidiaries to be carried forward of SKK 539 million (31 December 2002: SKK 380 million) did not qualify for deferred tax asset recognition because significant uncertainties exist in respect of availability of future taxable profits in those subsidiaries against which these losses could be utilised.

The amounts shown in the balance sheet include the following:

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Deferred tax asset to be recovered after more than 12 months	179	190
Deferred tax liability to be settled after more than 12 months	(165)	(171)
	14	**19**

17 Trade and other payables

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Trade payables (Note 18)	8,199	7,542
Income tax payable	7	229
Social security and other taxes	2,097	1,605
Accrued expenses and other liabilities	1,249	1,427
	11,552	**10,803**

Other liabilities include SKK 135 million of additional VAT and associated penalties imposed as a result of the Supreme Tax Office inspection.

18 Segment reporting

Primary reporting format – business segments

Group is organised into following three business segments: Refining and marketing, Petrochemicals, Corporate and other. The internal transfer prices are derived from international quoted market prices published by Platt's or ICIS, reflecting international nature of oil business.

Year ended 31 December 2003

(in millions of Slovak crowns)	Refining and markting	Petro-chemicals	Corporate and Other	Inter-segments sales elimination	Total Group
Net Sales	**66,369**	**12,779**	**581**	**(12,433)**	**67,296**
Segment operating result	5,414	(320)	(2,262)		(2,832)
Share of profit of equity accounted undertakings (Note 4, 21)	-	-	35	-	35
Finance revenues net	-	-	648	-	648
Profit before tax	**5,414**	**(320)**	**(1,579)**	**-**	**3,515**
Income tax expense	-	-	(1,131)	-	(1,131)
Profit after taxation	**5,414**	**(320)**	**(2,710)**	**-**	**2,384**
Depreciation, amortisation and impairment charge	**2,886**	**405**	**221**	**-**	**3,512**

Year ended 31 December 2002

Net Sales	**63,965**	**13,480**	**185**	**(12,313)**	**65,317**
Segment operating result	5,411	340	(2,787)	-	2,964
Share of profit of equity accounted undertakings (Note 4, 21)	-	-	87	-	87
Finance revenues net	-	-	1,141	-	1,141
Profit before tax	**5,411**	**340**	**(1,559)**	**-**	**4,192**
Income tax expense	-	-	(1,160)	-	(1,160)
Profit after taxation	**5,411**	**340**	**(2,719)**	**-**	**3,032**
Depreciation, amortisation and impairment charge	**2,718**	**425**	**467**	**-**	**3,610**

As of 31 December 2003

(in millions of Slovak crowns)	Refining and marketing	Petro-chemicals	Corporate and Other	Total Group
Segment assets	37,703	7,058	11,685	56,446
Out of that trade receivables (Note 7)	5,137	647	13	5,797
Segment liabilities	10,385	972	5,241	16,598
Out of that trade payables (Note 17)	7,062	840	297	8,199
Capital expenditure	**3,843**	**1,623**	**195**	**5,661**

As of 31 December 2002

Segment assets	36,594	5,428	11,137	53,159
Out of that trade receivables (Note 7)	4,672	793	46	5,511
Segment liabilities	10,165	337	5,031	15,533
Out of that trade payables (Note 17)	7,056	324	162	7,542
Capital expenditure	**2,975**	**59**	**185**	**3,219**

Secondary reporting segments: geographical segments

Net sales

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Slovak Republic	23,529	21,067
Czech Republic	18,824	17,776
Austria	7,797	9,031
Poland	6,701	6,517
Hungary	4,161	4,578
Other	6,284	6,348
Total	**67,296**	**65,317**

Total assets

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Slovak Republic	51,383	48,721
Czech Republic	3,231	2,886
Austria	418	43
Poland	1,399	1,411
Hungary	-	-
Other	15	98
Total	**56,446**	**53,159**

Capital expenditure

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Slovak Republic	5,228	3,144
Czech Republic	190	34
Austria	-	-
Poland	243	41
Hungary	-	-
Other	-	-
Total	**5,661**	**3,219**

19 Operating profit

The following items have been included in operating profit from operations:

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Depreciation on property, plant and equipment (Note 2)	3,227	3,281
Impairment of property, plant and equipment (Note 2)	86	201
Amortisation of intangible assets (Note 1)	177	204
Amortisation of goodwill (Note 1)	22	(76)
(Profit) / loss on disposal of property, plant and equipment (Note 26)	(144)	34
Repairs and maintenance expenditure on property, plant and equipment	1,314	1,188
Rental including operating lease	200	203
Trade receivables – impairment charge for bad and doubtful debts net	(736)	71
Receivables write off	828	136
Amortisation of government grants (Note 15, 26)	(32)	(54)
Staff costs (Note 20)	2,906	2,438
Net increase in provisions (creation less unused amounts)	912	756
Net foreign exchange foreign gains losses related to operation	212	263
Accounting, advisory and similar services fees	417	145
Environmental protection costs	134	163
Transportation and storage expenses	1,639	1,034

Amount of SKK 263 million of net foreign exchange gains was presented within finance revenues in the 2002 financial statements.

20 Personnel expenses

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Wages, salaries and bonuses	2,162	1,700
Social security costs	593	738
Other personnel expenses	151	-
Total	**2,906**	**2,438**

The average number of employees of fully consolidated companies including Slovnaft, a.s. during the year ended 31 December 2003 was 5,219 (31 December 2002: 5,643).

21 Share of profit of equity consolidated undertakings Income from investments

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Share of profit of equity accounted undertakings (Note 4, 18)	**35**	**87**

22 Net finance revenue

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Net foreign exchange gains	274	802
Interest costs	(104)	(211)
Revenues from derivatives	102	-
Interest income	141	117
Changes in fair value of put options embedded in loan agreements (Note 13)	246	504
Dividends received	-	1
Profit on disposal of investments	17	13
Other finance costs	(28)	(85)
Net finance revenues / (costs)	**648**	**1,141**

Particular commodity hedging operations took place in 2003. The Group entered into swaps on oil products where the physical transaction required a derivative support. The closed position arising from such transactions was a profit of SKK 102 million.

23 Taxation

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Current tax charge	971	1,134
Deferred tax charge (Note 16)	152	(5)
Share of tax of subsidiaries and associates (Note 4)	8	31
	1,131	**1,160**

The reconciliation between the reported income tax expense and the theoretical amount that would arise using the standard tax rates is as follows:

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Profit before taxation	3,515	4,192
Income tax at 25 %	879	1,048
Effect of different tax rates in other countries	-	3
Effect of permanent differences		
Release of bad debt allowance	(139)	-
Provisions for liabilities and charges	201	27
Inventory provision	11	15
Provision on financial investments	-	18
Impairment of assets	38	-
Damages	15	15
Social costs and bonuses for statutory representatives	35	14
Other permanent differences	15	(11)
Effect of tax loss not assessable for tax release	32	15
Effect of utilisation of prior year tax losses cvarried forward	-	(15)
Impact of the reduction in tax rate	36	-
Share of taxes of associated companies	8	31
Income tax charge for the year	**1,131**	**1,160**

The financial years 2003, 2002 and 2001 are open to inspection by the Tax Authorities.

24 Earnings per share

	Year ended 31 December 2003	Year ended 31 December 2002
Net profit attributable to ordinary shareholders (SKK millions)	2,374	3,054
Weighted average number of ordinary shares	20,625,229	20,625,229
Earnings per share (SKK per share)	**115.1**	**148.0**

Basic earnings per share are calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

There are no potential ordinary shares and therefore the diluted earnings per share are the same as the basic earnings per share.

25 Dividends

Dividends payable are not recorded until they have been ratified at the Annual General Meeting. The Annual General Meeting held on 17 May 2003 did not approve any dividends in respect of the financial year 2002. No dividends have been declared in respect of the financial year 2003.

26 Cash generated from operations

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Operating profit	2,832	2,964
Adjustments for:		
Depreciation, amortisation and impairment (Note 18, 19)	3,512	3,610
Amortisation of deferred income (Note 15, 19)	(32)	(54)
Profit on disposal of property, plant and equipment (Note 19)	(144)	34
Increase / (decrease) in provisions for liabilities and charges (Note 19)	769	756
Other non-cash transactions	(10)	127
(Increase)/ decrease in receivables and prepayments	(131)	(664)
(Increase)/ decrease in inventories	528	(28)
Increase/(decrease) in trade and other payables	(364)	3,686
Cash generated from operations	**6,960**	**10,431**

Non-cash transactions

The principal non-cash transactions are:

- Depreciation and impairment loss of property, plant and equipment;
- Amortisation of intangible fixed assets; and
- Changes in provisions for liabilities and charges.

27 Commitments and contingencies

Operating leases

The future aggregated minimum lease payments of operating leases are as follows:

(in millions of Slovak crowns)	31 December 2003	31 December 2002
Not later than 1 year	97	100
Later than 1 year and not later than 5 years	45	99
	142	**199**
Minimum lease payments recognised in income statement for the period:	**99**	**104**

Long-term contracts to purchase services

Slovnaft Group has commitments from his long-term service contracts of SKK 887 million related to accounting services, fire brigade services, payroll agenda services and medical services.

Capital commitments

At 31 December 2003 capital expenditure of SKK 4,880 million (31 December 2002: SKK 1,253 million); had been committed under contractual arrangements. The major part of these commitments relates to PP3 "Polypropylén" in amount of SKK 2,839 million.

Contingent liabilities

Guarantees of SKK 67 million (31 December 2002: SKK 27 million) have been issued.

Litigations

Mende-Rossi

Slovnaft, a.s., is the respondent to a decision made in the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of the Russian Federation. Mende-Rossi, a Soviet-Czechoslovak company, made a claim for payment of crude oil that was allegedly supplied by them to Slovnaft, a.s. at a value of USD 25 million. Based on decision of Regional Court in Bratislava and legal opinion the directors are confident that no potential losses will be ultimately incurred in respect of this litigation, there will be no material legal costs and thus no provision should be recognised.

Minorities

Based on legal opinion the directors are confident that the Group will not suffer any losses in connection with legal actions carried out by certain minority shareholders requesting to declare invalid the resolutions of the Extraordinary General Meeting held on 17 December 2002 and Ordinary General Meeting held on 17 May 2003.

28 Shareholders structure

Major shareholders of Slovnaft, a.s. at 31 December 2003 were :

(percentage shareholding)	31 December 2003	31 December 2002
MOL Hungarian Oil and Gas Plc.	70.0	36.2
Slovintegra, a.s.	-	28.7
EBRD	8.4	8.4
Poštová banka, a.s.	3.4	-
Slovnaft CV III	2.2	-
Reštitučný investičný fond	1.5	-
Banka Slovakia, a.s.	1.5	-
OOST - EUROPA PARTICIPATIES B.V.	1.3	-
Slovbena, a.s.	-	2.9
Other	10.0	21.8
Other individuals	1.7	2.0
	100.0	**100.0**

During the year 2004 the structure of the Company's shareholders has changed (Note 30).

29 Related party transactions

The Group is controlled by MOL Hungarian Oil and Gas Plc. During the year the Group carried out transactions with MOL Group companies (including TVK Group). Messer Slovnaft is an associate of Slovnaft, a.s.

The remaining entities, Real HM, Železnice Slovenskej republiky and VUSAPL, are related due to direct or indirect ownership or an interest in the voting power held by the key management personell, the members of the Board of Directors and Supervisory Board or close members of the family of any such individual.

Slovnaft, a.s. management believes that the trading terms with these companies are/were not substantially different from normal commercial terms provided by/to other companies.

The short term loans to MOL Hungarian Oil and Gas Plc were given on commercial terms and conditions. The loans were repaid on January 2004 and carried interest at 1 M Euribor +0.3 % and 1M Libor +0.3 %.

No loans have been provided to the Directors.

(in millions of Slovak crowns)	Year ended 31 December 2003	Year ended 31 December 2002
Sales – products and goods		
MOL Hungarian Oil and Gas Plc.	2,456	1,643
MOL Austria Handels GmbH	7,314	8,061
MOL CHEM Ltd.	253	331
MOL Trade – Mineralimpex Rt.	64	-
MOL Lub Kft.	3	-
TVK Inter-Chemol Kft.	1,242	-
TVK Italia, Kft.	779	-
MK – Mineralkontor	1,376	-
Messer Slovnaft, s.r.o.	124	-
Real – H.M., s.r.o.	636	616
Železnice SR	22	-
VÚSAPL	23	-
	14,292	**10,651**
Sales – services		
MOL Hungarian Oil and Gas Plc.	6	6
MOL Austria Handels GmbH	4	1
Real – H.M., s.r.o.	3	4
	13	**11**
Purchases – products and goods		
MOL Hungarian Oil and Gas Plc.	2,547	1,845
MOL CHEM Ltd	3	19
MOL Lub Kft.	33	25
MOL Trade – Mineralimpex Rt.	52	-
MK – Mineralkontor	6	-
Messer Slovnaft, s.r.o.	152	-
	2,793	**1,889**
Purchases – services		
MOL Hungarian Oil and Gas Plc.	13	2
MOL Trade – Mineralimpex Rt.	11	-
TVK Rt.	2	-
E.M.S. Expertise Management Services	127	-
	153	**2**

Directors and key management		
Remuneration for services as directors and key management	47	36

	31 December 2003	31 December 2002
Receivables		
MOL Hungarian Oil and Gas Plc.	99	255
MOL Austria Handels GmbH	874	731
MOL CHEM Ltd.	16	9
MOL Lub Kft.	21	-
TVK Inter - Chemol Kft.	45	-
TVK Italia, Kft.	96	-
MK - Mineralkontor	83	-
Real - H.M., s.r.o.	30	30
Amounts due from Group undertakings accounted for on an equity basi	13	30
	1,277	**1,055**
Loans granted		
MOL Hungarian Oil and Gas Plc. (Note 8)	1,070	-
	1,070	**-**
Payables		
MOL Hungarian Oil and Gas Plc.	78	82
MOL Lub Kft.	3	-
MOL Trade - Mineralimpex Rt.	32	-
TVK Italia, Kft.	6	-
TVK Rt.	17	-
E.M.S. Expertise Management Services	12	-
Amounts due from Group undertakings accounted for on an equity basis	40	82
	188	**164**

30 Post balance sheet events

During the year since 31 December 2003 MOL's Plc. share in Slovnaft, a.s. increased to 98.4 %.

In January 2004 Slovnaft, a.s. requested a relief from payments of penalties and sanctions levied by tax authorities and due for payments as a result of the lawsuits against the tax authorities (see Note 14). The total amount of SKK 119.8 million was relieved from payment as at the day of issue of these financial statements. The remainder of the sanctions has been paid in 2004.

No other events have occurred after 31 December 2003 that would require adjustment to, or disclosure in the financial statements.